September 27, 2012

AMENDED AND RESTATED SERVICE AGREEMENT

MORRIA BIOPHARMACEUTICALS PLC

and

Joseph V. Bondi, Ph.D.

DATE:

PARTIES:

(1) MORRIA BIOPHARMACEUTICALS PLC (company number 5252842) whose registered office is at 53 Davies street, Mayfair, London W1K5JH (“Company” or “Morria”); and (2) Joseph Bondi, 110 Glenwood Avenue, Collegeville, PA (“Consultant”).

1.	Definitions and interpretation

The definitions and interpretative provisions in Schedule 1 apply to this agreement.

2.	Appointment

2.1	The Company has engaged the services of the Consultant since July 1 2007.

2.2	The Company will continue to engage the services of the Consultant subject to the terms and conditions specified in this agreement.

3.	Duration of the Services

3.1	The Services commenced on July 1, 2007 and, subject to clause 12, will continue until terminated by either party giving to the other not less than three months’ notice in writing.

3.2	The Consultant represents and warrants that he is not bound by or subject to any court order agreement arrangement or undertaking which in any way restricts or prohibits him from entering into this agreement or from performing the Services under this agreement.

4.	Scope of the Services

4.1.1	The Consultant shall be responsible for pre-clinical and clinical development of Morria’s products including but not limited to the chemistry, formulation and synthesis of Morria products. The relationship of the Consultant to Morria is that of an independent contractor and all times Consultant will perform the Services as an independent contractor.

4.1.2	devote to his duties the time, attention and skill as may reasonably be required for the satisfactory performance of the Services.

4.1.3	keep the Chief Executive Office, President, Chairman of Board of Morria; and Board of Directors of Morria at all times promptly and fully informed, in writing if so requested, of his conduct of the Services for Morria as the Chairman or Board may require.

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4.2	The Consultant must not, without the prior consent of the Board:

4.2.1	on behalf of the Company, incur any capital expenditure in excess of any sum authorised from time to time by the Board;

4.2.2	on behalf of the Company, enter into any commitment contract or arrangement with authorization from the Chief Executive Office, Chairman of Board of Morria, or the Board of Directors of Morria and which is outside the normal course of its business or of an unusual onerous or long term nature or outside the scope of his normal duties.

5.	Resources

5.1	The Consultant agrees to provide the Services for at least 70 hours per month.

6.	Remuneration

6.1	The Company will pay to the Consultant a Fee of ten thousand ($10,000 USD) per month for the Services. The Consultant’s Fees will accrue from day to day and be payable by equal monthly installments in arrears on the last day of each calendar month by credit transfer to a bank or building society account nominated by the Consultant. Consultant shall be responsible for paying all federal, state, local taxes or any such other taxes required by law; social security, and Medicare. Company shall provide a 1099 form to Consultant.

7.	Expenses

7.1	The Company will reimburse the Consultant on a monthly basis for all expenses reasonably incurred by him in the proper performance of the Services, subject to the Consultant providing such receipts or other evidence as the Company may require. Notwithstanding the foregoing, Morria shall not reimburse any expense incurred by Consultant that is related to his business overhead, including, but not limited to, office space, telephone use and/or service, computer equipment, office supplies or any employees or agents whom Consultant may hire.

7.2	If the Consultant is issued with a Company credit card it is issued on condition that he:

7.2.1	takes good care of it and immediately reports any loss of it to the Board;

7.2.2	uses the card only for the purposes of the business of the Company in accordance with any Company policy; and

7.2.3	returns the card immediately to the Company on request.

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8.	Restrictions on other activities by the Consultant

8.1	During the period in which Consultant is providing the Services, the Consultant must not directly be involved in any activity which the Company considers may be, or become, competitive and/or harmful to the interest of the Company or of any Group Company or which might adversely affect the performance of the Consultant’s Services.

8.2	The Consultant must comply with:

8.2.1	every rule of law and the rules and regulations of any Recognised Investment Exchange applicable to the Company; and

8.2.2	every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.

8.3	The Consultant must not, and will procure so far as he is able that his spouse infant children and other connected persons, within the meaning of section 346 Companies Act 1985, will not, deal or become or cease to be interested, within the meaning set out in part 1 schedule XIII Companies Act 1985, in any securities of the Company, except in accordance with the then current code for securities transactions by directors of the Company.

8.4	Subject to any regulations issued by the Company, the Consultant may not receive or obtain directly or indirectly any discount rebate or commission (Benefit) in respect of any sale or purchase of goods effected or other business transacted, whether or not by him by or on behalf of the Company or any Group Company. If the Consultant, or any firm or company in which he is interested, obtains a Benefit he must account to the Company or the relevant Group Company for it or a due proportion of the Benefit received by such company or firm having regard to the extent of the Consultant’s interest in it.

9.	Confidential Information and Company documents

9.1	The Consultant must not either during the period in which he is providing the Services, except in the proper performance of the Services, and subject to the Company’s disclosure of information policy or at any time after the termination of the Services:

9.1.1	disclose, divulge, transfer, or communicate to any person any Confidential Information;

9.1.2	use any Confidential Information for his own purposes or for any purposes other than those of the Company or any Group Company; or

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9.1.3	permit or cause any unauthorised disclosure of any Confidential information through any failure on his part to exercise due care and diligence.

9.2	The restrictions in clause 9.1 do not apply to:

9.2.1	any disclosure required for the proper performance of the Consultant’s Services or as authorised by the Board;

9.2.2	any disclosure made to any person authorised by the Company to possess the relevant information;

9.2.3	any information or knowledge that was known to the Consultant prior to the commencement date of this agreement; or

9.2.4	any information which becomes available to the public generally otherwise than through the default of the Consultant.

9.3	All notes memoranda records lists of customers and suppliers and employees correspondence documents computer and other discs and tapes data listings codes designs and drawings and other documents and material whatsoever in the Consultant’s possession or control and whether or not made or created by the Consultant, relating to the business of the Company or any Group Company and any copies of them:

9.3.1	are and remain the property of the Company or the relevant Group Company;

9.3.2	will be handed over by the Consultant to the Company or to the relevant Group Company on demand and, in any event, immediately on the termination of the Services and the Consultant will certify that all such property has been so handed over; and

9.3.3	will on demand and, in any event, immediately on the termination of the Services be permanently deleted from any PC system in his possession or under his control.

10.	Data protection

The Consultant confirms that the Company may collect hold process and transfer, both electronically and manually, his Personal Data for the purposes of administering this agreement, the Company’s administration, management of its staff and its business and to comply with applicable procedures laws and regulations for the transfer storage and processing by the Company of such the Personal Data outside the European Economic Area, in particular to and in the United States of America and any other country in which the Company has offices.

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11.	Inventions and other intellectual property

11.1	The parties foresee that the Consultant may make inventions or create other intellectual property in the course of the Services. In this respect the Consultant has a special responsibility to further the interests of the Company and the Group.

11.2	In relation to each and every conception, improvement, invention or discovery which relates directly or indirectly to the business of the Company (Company Invention) which the Consultant, jointly or alone, makes at any time during the Services, he will:

11.2.1	promptly disclose full details, including any documents, drawings models, or other embodiments of the Company Invention to enable the Company to determine whether or not, applying the provisions of section 39 of the Patents Act 1977, it is the property of the Company or a Group Company; and

11.2.2	assign and will assign any and all Company Invention to the Company and, at its request and expense, do ail things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

11.2.3	To the extent that he owns or will own the rights in relation to any Company Invention, assigns to the Company by way of future assignments all such rights.

11.3	In relation to each and every copyright work including, but not limited to any source code and object code for software, domain name, database or design which relates either directly or indirectly to the business of the Company or any Group Company (Copyright Work) which the Consultant, jointly or alone, originates, conceives, writes or makes at any time during the period of his Services the Consultant:

11.3.1	will promptly disclose such Copyright Work, including any documents, drawings, models or other embodiments of the Copyright Work, to the Company. Any Copyright Work made wholly outside the Consultant’s normal working hours which is wholly unconnected with the Services or, directly or indirectly, the business of the Company or any Group Company is excluded from the ambit of clause 11.3;

11.3.2	to the extent that he owns or will own the rights in any Copyright Work, assigns to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights, if any, throughout the world in the Copyright Work including the right to register, at the Company’s absolute discretion, any such rights in the Copyright Work; and

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11.3.3	irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by chapter IV of part I of the Copyright Designs and Patents Act 1988 in relation to any such Copyright Work.

11.4	The Consultant, at the request and expense of the Company, will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Copyright Work and permit the Company, which the Consultant irrevocably appoints as his attorney for this purpose, to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Copyright Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by clause 11.4 will be conclusive evidence to that effect so far as any third party is concerned.

11.5	Nothing in clause 11 will be construed as restricting the rights of the Consultant or the Company under sections 39 to 43 Patents Act 1977.

12.	Termination

12.1	The Services may be terminated for any reason by the Company, Chief Executive Office, or Chairman of Board of Morria by not less than three months’ notice in writing given at any time.

12.2	The Services may be terminated immediately by the Company if the Consultant:

12.2.1	commits any serious breach or repeats or continues, after warning, any material breach of his obligations;

12.2.2	is guilty of conduct tending to bring himself or the Company or any Group Company into disrepute;

12.2.3	is indicted or convicted of an offence under any statutory enactment or regulation relating to insider dealing or is in breach of the code on directors’ dealings in listed securities adopted from time to time by the Company or any Group Company;

12.2.4	commits any breach of clauses 8, 9 or 11;

12.2.5	is indicted or convicted of any criminal offence, other than a minor motoring offence that does not prevent the Consultant performing his duties;

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12.2.6	fails to perform or is, in the reasonable opinion of the Board, incapable of properly performing the Services under this agreement, if the Consultant has been given due warning by the Company of his failure to perform and has failed within the specified period to meet the required standard; or

12.2.7	without reasonable cause wilfully neglects or refuses to discharge his Services.

12.3	The Company reserves the right, at its absolute discretion, to terminate the Services immediately or with less notice than required by clause 3.1 and to give the Consultant pay in lieu of any such notice of termination.

12.4	On the termination of the Services, however arising, or on either party serving notice of termination the Consultant will immediately deliver to the Company any document, computers, materials, motor car and all car keys, credit cards and other property of or relating to the business of the Company which may be in his possession or under his control.

12.5	If the Consultant fails to comply with his obligations under clause 14.8 the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect to those provisions.

12.6	If the Consultant is offered but unreasonably refuses to agree to the transfer of this agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets or the equity share capital of the Company, the Consultant will have no claim against the Company in respect of the termination of the Services by reason of:

12.6.1	the subsequent voluntary winding-up of the Company; or

12.6.2	the disclaimer of this agreement by the Company within one month after such acquisition.

12.7	Any delay by the Company in exercising its rights of termination under clause 12 will not constitute a waiver of them.

13.	Post termination covenants

13.1	The Consultant undertakes with the Company that he will not during the Restricted Period without the prior written consent of the Company, such consent not to be unreasonably withheld, whether by himself, through his employees or agents or otherwise and whether on his own behalf or on behalf of any other person, directly or indirectly:

13.1.1	in competition with the Company, within the Restricted Area, be employed, engaged or otherwise interested in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services. This prohibition does not apply to the holding, directly or through nominees, of investments dealt on any Recognised Investment Exchange if the holding does not exceed three percent, of the issued shares or other securities of any class of any one company;

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13.1.2	in competition with the Company, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Goods or Restricted Services;

13.1.3	in competition with the Company, accept orders for Restricted Goods or Restricted Services from any Customer or Prospective Customer;

13.1.4	discourage any Supplier or Prospective Supplier from conducting or continuing to conduct business with the Company on the best terms available to the Company;

13.1.5	solicit or induce or endeavour to solicit or induce any person who on the date of termination of the Services was a director or manager of the Company with whom the Consultant had dealings during the Services to cease working for or providing services to the Company, whether or not any such person would as a consequence commit a breach of contract; or

13.1.6	employ or otherwise engage in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services any person who was during the 12 months preceding the date of termination of the Services employed or otherwise engaged by the Company and who by reason of such employment or engagement is in possession of any Confidential Information or who has acquired influence over Customers and Prospective Customers. References to the Consultant in the definitions of Customer and Prospective Customer are to be replaced by references to the relevant employee for the purposes of the interpretation of clause 13.1.6.

13.2	The Consultant must not induce procure or assist any other person firm corporation or organisation to do anything which if done by the Consultant would be a breach of any of the provisions of clause 13.1.

13.3	In clause 13.1 references to acting directly or indirectly include, without prejudice to the generality of that expression, references to acting alone jointly with on behalf of by means of or by the agency of any other persons.

13.4	The obligations undertaken by the Consultant pursuant to clause 13, constitute a separate and distinct covenant with respect to the Company and the invalidity or unenforceability of any such covenant will not affect the validity or enforceability of the covenants in favour of the Company.

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13.5	The Consultant undertakes with the Company that he will not at any time after the termination of the Services in the course of carrying on any trade or business, claim represent or otherwise indicate any present association with the Company or for the purpose of carrying on or retaining any business or custom, claim represent or otherwise indicate any past association with the Company to its detriment.

13.6	While the restrictions in clause 13, on which the Consultant has had the opportunity to take independent advice, are considered by the parties to be reasonable in all the circumstances, if any such restrictions, by themselves, or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be adjudged reasonable if part or parts of the wording were deleted, the relevant restriction or restrictions will apply with such deletions as may be necessary to make it or them valid and effective.

14.	Notices

14.1	Any notice or other document to be given under this agreement must be in writing and either delivered personally to the Consultant or to the secretary of the Company, or sent by first class post or other fast postal service or by facsimile transmission to the Company at its registered office for the time being or to the Consultant at his last known place of residence.

14.2	Any such notice will unless the contrary is proved, be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. In proving such service it will be sufficient to prove that the notice was addressed properly and posted or that the facsimile transmission was despatched.

15.	Former service agreements

15.1	This agreement is in substitution for any previous agreements or arrangements, whether written oral or implied, relating to the engagement of the Consultant, which are deemed to have been terminated by mutual consent.

16.	Choice of law, submission to jurisdiction and address for service

16.1	This agreement will be governed by and interpreted in accordance with English law.

16.2	The parties submit to the jurisdiction of the English courts but this agreement may be enforced by the Company in any court of competent jurisdiction.

17.	General

17.1	Except where expressly stated nothing in this agreement will create any enforceable rights for any third party.

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17.2	The Consultant has taken his own independent legal advice on this agreement

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Schedule 1

Definitions and interpretations

(Clause 1)

1.	The provisions of Schedule 1 apply to the interpretation of this agreement including the schedules.

2. The following words and expressions have the following meanings:

Benefit	as defined in clause 8.4
Board	the board of directors for the time being of the Company and including any committee of the board of directors duly appointed by it.
Company Goods	any products, data, compositions, materials, information, results, equipment or machinery developed, manufactured, distributed or sold by the Company with which the duties of the Consultant were concerned or for which he was responsible.
Company Invention	as defined in clause 11.2.
Company Services	any services including but not limited to technical and product support technical advice and customer services supplied by the Company with which the duties of the Consultant were concerned or for which he was responsible during the two years immediately preceding the date of termination of the Services.
Confidential Information	any information, data, results, relating to the business, prospective business, technical processes, computer software, intellectual property rights or finances of the Company including, but not limited to, data, information comprising or containing details of suppliers and their terms of business, details of customers and their requirements, prices charged to and terms of business applicable to customers, marketing plans and sales forecasts, financial information results and forecasts, unless included in published audited accounts, any proposals relating to the acquisition or disposal of a company or business or any part of it or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, research activities, inventions, secret processes, designs, formulae and product lines, which comes into the Consultant’s possession by virtue of the Services, and which the Company regards, or could reasonably be expected to regard, as confidential whether or not such information is reduced to a tangible form or marked in writing as “confidential”, and any and all information which has been or may be derived or obtained from any such information.

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Copyright Work	as defined in clause 11.3.
Customer

any person to which the Company maintained a business relationship with, or distributed sold or supplied Company Goods or Company Services during the two years immediately preceding the date of termination of the Services and with which, during such period the Consultant had personal dealings in the course of the Services;

Fees	the Consultant’s Fees referred to in clause 6.1.
Personal Data	information which is personal to the Consultant, including but not limited to demographic information (name and address etc.) information enabling the Company to make payments (salary bank account number deductions allowances etc.) information enabling access to benefits (details of family members required for insurance and pension purposes), information specifically regarding the Services, and information enabling the Company to fulfill legal requirements.
Prospective Customer

any person with which the Company had negotiations or discussions regarding the possible business relationship, or distribution, sale or supply of Company Goods or Company Services during the 12 months immediately preceding the date of termination of the Services and with which during such period the Consultant had personal dealings in the course of the Services.

Prospective Supplier

any person with which the Company had negotiations or discussions regarding the possible business relationship with distribution, sale or supply of goods or services to the Company during the 12 months immediately preceding the Termination Date and with which during such period the Consultant had personal dealings in the course of the Services.

Recognised Investment Exchange	an investment exchange in relation to which there is in force a recognition order made by the Financial Services Authority under the Financial Services and Markets Act 2001.
Restricted Area	England, Scotland, Wales, Israel and the United States of America.
Restricted Goods	Company Goods or goods of a similar kind.

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Restricted Period	the period of 6 months immediately following the date of termination of the Services.
Restricted Services	Company Services or services of a similar kind relating to anti-inflammatory egnts or compounds or methods.
Services	the Consultant’s engagement by the Company under this agreement.
Supplier

any person which has supplied materials, goods or services to the Company during the two years immediately preceding the date of termination of the Services and with which, during such period the Consultant had personal dealings in the course of the Services.

3. References to clauses and schedules are unless otherwise stated to clauses of and schedules to this agreement.

4. The headings to the clauses are for convenience only and will not affect the construction or interpretation of this agreement.

5. References to persons include bodies corporate unincorporated associations and partnerships.

6. References to writing include e-mail word processing typewriting printing lithography photography facsimile messages and other modes of reproducing words in a legible and non transitory form.

7. Words and expressions defined in or for the purpose of the Companies Act 1985 have the same meaning unless the context otherwise requires.

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Signed as a deed but not delivered until the date

inserted on the front page of this document

by Morria Biopharmaceuticals Plc acting by

two directors or one director and

the secretary:

Director

/s/ Mark S. Cohen

Director/Secretary

/s/ Yuval Cohen

Signed as a deed

but not delivered until the date

inserted on the front of this document by

Joe Bondi

/s/ Joseph V. Bondi

in the presence of:

Witness’ signature: /s/ Rose M. Bondi

Witness’ name: Rose M. Bondi

Address: 110 Glenwood Avenue

 Collegeville, PA 19426

Occupation: Homemaker

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